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Silver Elephant Increases Private Placement Offering From 3,000,000 Units to 3,069,950 Units for Gross Proceeds of Up To $1,381,477

Vancouver, British Columbia, November 29, 2022 - Silver Elephant Mining Corp. ("Silver Elephant" or the "Company") (TSX: ELEF, OTCQX: SILEF, Frankfurt:1P2N) is pleased to announce that the Company has increased the size of its previously announced private placement (as detailed in the Company's news releases dated November 21, 2022) (the "Placement") from $1,350,000 to $1,381,477 from the sale of up to 3,069,950 units of the Company (the "Units") at a price of $0.45 per Unit. Each Unit will consist of one common share of the Company and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.55 per share for 3 years.

All other terms of the Placement remain unchanged. The increase in size of the Placement is subject to the approval of the Toronto Stock Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company. It also owns 100% of Mega Thermal Coal Corp. and 39% of Oracle Commodity Holding Corp. ("Oracle"). Oracle has equity investments in nickel and vanadium mining companies.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

"John Lee"

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

info@silverelef.com  www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws.  Such forward-looking statements, which reflect management's expectations regarding Silver Elephant's future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Silver Elephant's forward-looking statements.  Silver Elephant believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct.  In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.